State of New York
Banking Department

I, DAVID S. FREDSALL, Deputy Superintendent of Banks of the State of New York, ***DO HEREBY CERTIFY:***

THAT, DEUTSCHE BANK TRUST COMPANY AMERICAS, *is a corporation duly organized and existing under the laws of the State of New York and has its principal office and place of business at* ***60 Wall Street, New York, New York.*** *Such corporation is validly existing as a banking organization under the Banking Law of the State of New York. The authorization certificate of such corporation has not been revoked or suspended and such corporation is a subsisting* ***trust company*** *under the supervision of this Department.*

WITNESS*, my hand and official seal of the Banking Department at the City of New York, this 17th day of* ***March*** *in the Year* ***two thousand and nine.***

Deputy Superintendent of Banks